Exhibit 4.2
HESKA CORPORATION
DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK
General
The following description summarizes important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth herein, you should refer to our Certificate of Incorporation and our bylaws, both of which are filed as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of Delaware law.
On May 4, 2010, our stockholders approved an amendment to our Certificate of Incorporation (the “NOL Protective Amendment”). The NOL Protective Amendment places restrictions on the transfer of our common stock that could adversely affect our ability to use our domestic Federal Net Operating Loss carryforward (“NOL”). The NOL Protective Amendment reclassified our capital stock into shares of Traditional common stock and common stock, which together we refer to as our “common stock.” These restrictions on transfer prohibit certain future transfers our capital stock that could adversely affect our ability to utilize our NOL and certain income tax credits to reduce our federal income taxes, which we refer to as the “Tax Benefits.” Pursuant to the NOL Protective Amendment, each share of Traditional common stock was automatically reclassified into one share of common stock.
After giving effect to the amendments to our Certificate of Incorporation adopted subsequent to the NOL Protective Amendment, our authorized capital stock consists of 29,000,000 shares of capital stock, par value $0.01 per share, of which:
•13,250,000 shares of original common stock are designated as Traditional common stock;
•13,250,000 shares of NOL restricted common stock are designated as Public common stock; and
•2,500,000 shares are designated as preferred stock.
All outstanding shares of common stock are validly issued, fully paid, and nonassessable.
Voting rights
Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights for the election of directors in our Certificate of Incorporation. The directors elected at each annual meeting of stockholders shall be elected for a term of office expiring at the next annual meeting of stockholders.

Dividend rights; rights upon liquidation
The holders of common stock are entitled to receive dividends out of assets legally available for dividends at times and in amounts as our board of directors may determine. These dividend rights are subject to any preferential dividend rights that may be granted to holders of outstanding preferred stock.
In the event of our liquidation, dissolution or winding up, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any then outstanding preferred stock.
Preemptive and other rights
Other than as set forth under the caption “Conversion” below, holders of common stock have no preemptive or other rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other of our securities. There are no redemption or sinking fund provisions applicable to the common stock securities.
Conversion
Each share of Public common stock will automatically be converted into the equivalent number of shares of Traditional common stock on the earliest of January 1, 2026, the date our board of directors determines that the transfer restrictions described below are no longer necessary or advisable to preserve the Tax Benefits due to changes in tax laws, or the date our board of directors determines in good faith that it is in the best interests of the Company and our stockholders to terminate the transfer restrictions.
NOL transfer restrictions
As a result of the NOL Protective Amendment, the shares of common stock are subject to transfer restrictions such that holders of common stock are restricted from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of the shares of common stock (or options, warrants or other rights to acquire common stock, or securities convertible or exchangeable into common stock), to the extent that such transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of the common stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations, which individual or entity is referred to as a “five-percent stockholder,” or (ii) increase the stock ownership percentage of any existing five-percent stockholder.
Transfers that violate the provisions of the NOL Protective Amendment shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the NOL Protective Amendment, which shares are referred to as “Excess Securities.” The purported transferee shall not be entitled to any rights as a Company stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by us, to transfer the Excess

Securities to an agent designated by us for the limited purpose of consummating an orderly arm’s-length sale of such Excess Securities. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally to the purported transferor to the extent there is any additional amount, or, if the purported transferor cannot readily be identified to us, to cover the costs incurred by us as a result of such prohibited transfer, with the remainder, if any, to be donated to a charity designated by our board of directors.
With respect to any transfer that does not involve a transfer of our “securities” within the meaning of Delaware law but which would cause any five-percent stockholder to violate the transfer restrictions, the following procedure would apply in lieu of those described above. In such case, no such five-percent stockholder would be required to dispose of any interest that is not a security of the Company, but such five-percent stockholder and/or any person whose ownership of our securities is attributed to such five-percent stockholder, would be deemed to have disposed of (and would be required to dispose of) sufficient securities (which securities shall be disposed of in the inverse order in which they were acquired), simultaneously with the transfer, to cause such five-percent stockholder not to be in violation of the transfer restrictions, and such securities would be treated as Excess Securities to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such five-percent stockholder or such other person that was the direct holder of such Excess Securities from the proceeds of sale by the agent being the fair market value of such Excess Securities at the time of the prohibited transfer.
The NOL Protective Amendment also provides us with various remedies to prevent or respond to a purported transfer that violates its provisions, including that any person who knowingly violates it, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as it would have been in had such violation not occurred.
The foregoing transfer restriction provisions may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of the shares entitled to vote thereon. This summary description of the NOL Protective Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the NOL Protective Amendment.
Anti-takeover provisions in Delaware law and our certificate of incorporation
The NOL Protective Amendment may have an “anti-takeover” effect because, among other things, the common stock restricts the ability of a person, entity or group to accumulate more than five percent of the common stock and the ability of persons, entities or groups now owning more than five percent of the outstanding shares of common stock from acquiring additional shares of common stock without the approval of our board of directors.
We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
The Certificate of Incorporation provides that special meetings of stockholders may be called only at the request of our chairman of the board of directors, our chief executive officer or president, or by a resolution adopted by a majority of our board of directors.
The provisions described above, together with the ability of our board of directors to issue preferred stock without stockholder approval, could have the effect of delaying, deferring or preventing a change in control, delaying, deferring or preventing the removal of existing management, deterring potential acquirers from making an offer to our stockholders, and limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.
The above-described effects could occur even if a majority of our stockholders might benefit from such a change in control or offer.
Listing
Our common stock is listed on The Nasdaq Capital Market under the symbol “HSKA”.

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